                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C., 20549

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of August, 1999

Peace Arch Entertainment Group Inc.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

Third Floor, 1132 Hamilton Street  Vancouver, B.C., V6B 2S2
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                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                       Form 20-F    X    Form 40-F      ]
                                  -----            -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes       No  X
                                   -----   -----

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-____________.]
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                 [Logo of Peace Arch Entertainment Group Inc.]

                  (formerly Vidatron Entertainment Group Inc.)




                             Third Quarter Report

                           For the Nine Months Ended
                             May 31, 1999 and 1998

Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.) Consolidated Balance Sheet
As at May 31, 1999 and 1998  (Unaudited)

(in accordance with Generally Accepted Accounting Principals in Canada)

(in thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------

                                                                                   1999                      1998
-----------------------------------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                                                  $      1,559              $      3,348
Marketable securities                                                               105                         -
Accounts receivable                                                               2,398                     1,438
Tax credits receivable                                                           14,110                     3,886
Production costs in progress                                                      6,710                    10,300
Prepaid expenses                                                                    183                       354
Investments in television programming                                             7,985                     3,163
Property and equipment                                                            9,572                     9,553
Deferred costs                                                                      440                       148
Deferred income tax                                                                  38                         -
Goodwill                                                                          2,447                       576
-----------------------------------------------------------------------------------------------------------------
                                                                           $     45,547              $     32,766
=================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness                                                          $      8,070              $      1,904
Accounts payable and accrued liabilities                                          6,693                     1,881
Deferred revenue                                                                  4,032                     8,802
Due to shareholders                                                                   -                       208
Long-term debt, including current portion                                         7,009                     7,446
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                                                                                 25,804                    20,241

SHARE CAPITAL                                                                    26,644                    22,300
OTHER PAID-IN CAPITAL                                                               136                         -
DEFICIT                                                                          (7,037)                   (9,775)
-----------------------------------------------------------------------------------------------------------------
                                                                                 19,743                    12,525

-----------------------------------------------------------------------------------------------------------------
                                                                           $     45,547              $     32,766
=================================================================================================================



"TIMOTHY GAMBLE"                                                                "W.D. CAMERON WHITE"
---------------------------------                                     -------------------------------------
DIRECTOR                                                                         DIRECTOR

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Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.)
Consolidated Statement of Operations and Deficit
For the Nine Months Ended May 31, 1999 and 1998  (Unaudited)

(in accordance with Generally Accepted Accounting Principals in Canada)

(in thousands of Canadian dollars, except earnings per share)

-------------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended                   Nine Months Ended
                                                     1999               1998              1999               1998
-------------------------------------------------------------------------------------------------------------------
Revenue                                          $     8,729       $     1,254        $    38,981       $    17,487

Expenses
Amortization of film and television programs           5,592               106             30,998            12,567
Other costs of production and sales                      325               664              1,833             2,530
Amortization other                                       147               111                352               235
Selling, general and administration                      668               585              1,998             1,508
Interest                                                 403               188                892               392
Foreign exchange (gain) loss                             730              (139)               390              (173)
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                                                       7,865             1,515             36,463            17,059
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Earnings from operations before taxes                    864              (261)             2,518               428
Income taxes                                             466                 -              1,111                 -
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Net earnings for the period                      $       398       $      (261)       $     1,407       $       428
===================================================================================================================

Net earnings per common share                    $      0.13       $     (0.10)       $      0.46       $      0.17
===================================================================================================================

Weighted average number of shares
   outstanding during the period (000's)               3,026             2,504              3,026             2,500

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Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.)
Consolidated Statement of Cash Flows
For the Nine Months Ended May 31, 1999 and 1998  (Unaudited)

(in accordance with Generally Accepted Accounting Principals in Canada)

(in thousands of dollars)

----------------------------------------------------------------------------------------------------
                                                    Three Months Ended           Nine Months Ended
                                                    1999          1998          1999           1998
----------------------------------------------------------------------------------------------------
Cash flows provided by (used for):
Cash flows from operating activities:
Net earnings (loss)                             $     399     $   (261)    $    1,407     $      428
Items not involving cash:
   Amortization                                     5,739          341         31,350         12,802
   Income taxes                                       139            -            428              -
   Long term debt discount                             87            -             87              -
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                                                    6,364           80         33,272         13,230

Changes in non-cash operating working capital       1,768         (113)        (4,268)        (1,691)
----------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating
 activities                                         8,132          (33)        29,004         11,539
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Investments in marketable securities           (105)           -           (105)             -
      Investments in film productions              (4,043)        (407)       (33,350)       (13,673)
      Decrease (increase) in deferred costs          (296)          91           (393)            56
      Property and equipment acquired                (105)        (329)          (246)          (600)
----------------------------------------------------------------------------------------------------
Total cash used for investing activities           (4,549)        (645)       (34,094)       (14,217)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Issue of common shares                              -        2,974              -          2,976
    Increase (repayments) in due to                     -         (318)          (386)           186
     directors
    Increase (repayments) in bank                  (1,286)         564          5,421            959
     indebtedness
    Increase in long-term debt                          -          500          1,200          1,774
    Repayment of long-term debt                    (1,182)         (71)        (1,462)        (1,613)
----------------------------------------------------------------------------------------------------
Cash flows provided by (used for) financing        (2,468)       3,649          4,773          4,282
 activities
----------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash                1,115        2,971           (317)         1,604
 equivalents
Cash position, beginning of period                    444          377          1,876          1,744
----------------------------------------------------------------------------------------------------
Cash position, end of period                    $   1,559     $  3,348     $    1,559     $    3,348
====================================================================================================

Supplementary information:
    Interest paid                                     403          189            892            392
    Income taxes paid                                   -            -              7              -
    Non-cash transactions:
          Property acquired through increase            -            -              -          4,100
          in long-term debt

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Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.)
Notes to Consolidated Financial Statements
For the Nine Months Ended May 31, 1999 and 1998  (Unaudited)

--------------------------------------------------------------------------------


Note 1.  Share Capital

Effective July 14, 1999, the Company consolidated its common shares on a basis of one Class A Multiple Voting Share and one Class B Subordinate Voting Share for five old shares. The accompanying financial statements give retroactive effect to this change in capital structure.

The following shares are issued and fully paid for and have been restated to reflect the share consolidation:

Total number of shares outstanding (000's)
    Class A Multiple Voting Shares                       1,513           1,406           1,513           1,406
    Class B  Subordinate Voting Shares                   1,513           1,406           1,513           1,406

Outstanding May 31, 1999 were 393,700 stock options at an average price of $10.97 per common share and 100,000 warrants exercisable at $6.25 on or before October 21, 2000.


Note 2.  Subsequent events

Subsequent to May 31,1999 10,000 (25,000 pre-consolidation) incentive stock options were exercised at a price of $7.50 ($3.00 pre-consolidation) per common share.

On July 29, 1999, the Company offered by prospectus in the U.S. shares at a price of $5.00 (U.S.) per share. A registration statement relating to these shares has been filed with the Securities and Exchange Commission and has become effective.
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PEACE ARCH ENTERTAINMENT GROUP INC.
                                           -------------------------------------
                                                            (Registrant)


Date August 5, 1999                        By /s/ Juliet Jones
                                              ----------------------------------
                                              Juliet Jones
                                              Chief Financial Officer